[DILWORTH PAXSON LLP LETTERHEAD]

direct dial number:	Graham R. Laub
(215) 575-7277	glaub@dilworthlaw.com

October 6, 2006

United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Attention: William Friar
Re:	Sterling Banks, Inc. Amendment No. 3 to Registration Statement on Form S-4

Dear Mr. Friar:

Sterling Banks, Inc. (the “Company”) has today filed Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-133649). On behalf of the Company, we hereby respond to your letter dated September 29, 2006 commenting on Amendment No. 2 to the Registration Statement.

As requested, we have set forth your comments and questions below and provided answers responsive to those questions and comments and/or indicated where disclosure has changed in the filing in light of such questions or comments.

FARNSWORTH PROPOSAL I

Approval of the Merger

Background of the Merger

1. We restate prior comment 6 in part. Clarify whether the price submitted by Sterling Bank following its May 3 due diligence is the price in the definitive agreement of $27.50 per share. Also clearly identify and briefly summarize the board’s analysis of each material factor, clarifying how the other material terms of the definitive agreement were negotiated or decided.

As requested, the “Background of the Merger” section has been expanded to clarify the initial price submitted by Sterling Bank and the subsequent increase, to summarize material factors considered by the board and to identify the material terms of the definitive agreement that were subject to negotiation.

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October 6, 2006
To: William Friar

OPINION OF FARNSWORTH’S FINANCIAL ADVISOR

OPINION OF STERLING BANK’S FINANCIAL ADVISOR

2. We note your response to prior comment 8 and restate the comment. Please disclose the key internal financial projections provided to or made available to Raymond James by Sterling and to Janney Montgomery Scott by Farnsworth. Although the information shared with the other party may not have been prepared with a view towards disclosure, shareholders voting on the merger have a right to that same information. Please consider Rule 10b-5 and its requirement that all material nonpublic information that crossed-over between the parties be disclosed. You may include appropriate disclaimers.

As requested, the Company has added disclosure under section “Farnsworth Proposal I—Approval of the Merger—Certain Projections” to provide the key internal projections that were provided or made available to Raymond James by Sterling and to Janney Montgomery Scott by Farnsworth.

UNAUDITED COMPARATIVE PER SHARE DATA

1. We note the Farnsworth Pro Forma Equivalent amounts are calculated by multiplying the Pro Forma Combined amounts by an assumed exchange ratio of 2.3625. Please tell us why you present this pro forma measure considering the pro forma combined per share information is calculated using weighted average shares that reflect the exchange as noted by footnote (h) on page 96 and 98.

The Farnsworth Pro Forma Equivalent amounts have been calculated and presented as required by Part I A Item 3(f) of Form S-4 based on the assumed exchange ratio of 2.3625.

SELECTED HISTORICAL FINANCIAL DATA FOR STERLING BANK

2. Please revise your filing to define the use of footnote (2) with the allowance/non- performing loans data.

The previous filing contained a typographical error that inadvertently excluded the definition of footnote (2) in reference to the allowance/non-performing loans data. The disclosure has been revised.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

3. We note the cost of acquiring Farnsworth included $957,000 of transaction costs. Please revise to describe the types of transaction costs incurred and why these costs are included in the purchase price. Refer to paragraph 24 of SFAS 141.

Dilworth Paxson LLP	Page 3
October 6, 2006
To: William Friar

The Company has revised the disclosure relating to transaction costs to reflect that the transaction costs consist of legal, accounting and financial advisory expenses. These transaction costs are direct costs of the acquisition and will be capitalized in accordance with paragraph 24 of SFAS 141.

4. We note you have included payments for contract terminations and severance agreements in the cost of acquiring Farnsworth. Please revise to describe these contract terminations and severance agreements and cite the authoritative literature supporting their inclusion in the purchase price.

The Company has revised the disclosure to reflect that the specific elements of the contract terminations and severance/consulting payments at closing are as follows:

Fiserv termination:	$1,000,000
Other contract terminations:	$5,000
Severance payments:	$1,702,000
$2,707,000

Consulting contracts	$320,000
$3,027,000

Contract terminations and severance payments of $2,707,000 are not directly included in the cost of acquiring Farnsworth, but are liabilities that need to be recorded to the opening balance sheet as a result of the acquisition. There will be a cash outlay at the time of the acquisition to pay for the contract termination and severance payments without a future benefit to Sterling Bank. Prepaid consulting contracts of $320,000, which will benefit future periods, are required to be paid at closing and are reflected in “accrued interest receivable and other assets” in the pro forma balance sheet. Footnote (a) and footnote (d) to the pro-forma balance sheet have been reworded to clarify this. This outlay is a payment of the “other accrued liabilities” recorded in footnote (d).

5. We note at the effective time of the Merger the outstanding Farnsworth options will be cancelled and converted into the right to receive a cash payment equal to the difference between $27.50 and the per share exercise price. Please tell us the fair value of these options at June 30, 2006, and if the amount paid is in excess of the fair value then revise to record the excess as compensation expense rather than capitalize it as a part of the purchase price of Farnsworth.

The fair value of the options at June 30, 2006 was considered to be approximately $18.86 (the difference between $27.50 and the average strike price of $8.64 of the options). The amount to be paid is not in excess of the fair value and accordingly there is no compensation expense to be recorded. The fair value of the stock on the date of closing is assumed to be $27.50. The fair value of the options on the date of the closing is assumed to be $18.86. Any

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To: William Friar

variance from this amount would not have an impact on the pro forma balance sheet or income statements of Sterling Bank.

6. We note your response to comment 7 and 8 of our letter dated September 1, 2006. Please tell us why you calculated the purchase price of Farnsworth based solely on the cash merger consideration of $27.50 per share and did not consider the exchange ratio of Sterling shares for 50% of the outstanding Farnsworth shares and the market price of Sterling stock on the date the terms of the merger was agreed and announced. Refer to EITF 99-12.

The average market price for the period five days prior and five days after the announcement of the Merger Agreement was approximately $12.00 ($11.43 when adjusted for the stock divided) resulting in the value of the stock portion of the merger consideration to be equal to $27.00 for each share of Farnsworth stock exchanged for Company stock. The calculation in footnote (d) has been accordingly adjusted.

7. We note your response to comment 7 of our letter dated September 1, 2006. Your purchase price allocation includes other liabilities of $1,813,000 for severance agreements and contract terminations; however the detail of cash consideration paid, disclosed in footnote (a), indicates this amount was paid. Please revise to address the consistency between footnote (a) and footnote (d).

Sterling Bank confirms that the pro-forma balance sheet presentation assumes such other liabilities are paid at the time of the Merger. Footnote (d) reflects the recording of the other liabilities and footnote (a) shows the cash payment of the other liabilities. Footnote (a) and footnote (d) have been clarified to reflect this cash payment of other liabilities.

LOANS HELD FOR SALE

8. We note your response to comment 16 of our letter dated September 1, 2006 and your evaluation of the sales criteria of paragraph 9 of SFAS 140. Please confirm that there is no agreement that both entitles and obligates you to repurchase or redeem the loans before maturity.

Sterling Bank confirms that it is not a party to any agreement that entitles or obligates it to repurchase or redeem the referenced loans held for sale before maturity.

FARNSWORTH FINANCIAL STATEMENTS-SEPTEMBER 30, 2005

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

Dilworth Paxson LLP	Page 5
October 6, 2006
To: William Friar

9. We have reviewed your response to comment 17 of our letter dated September 1, 2006. You indicate that net cash flows from purchases, originations, and sales of loans held for sale are not material and not reclassified from the change in loans in the cash flow statements. Paragraph 21 of SFAS 104 restricts net reporting of lending activities to loans made to customers and principal collections of loans. Please tell us the amount of gross cash receipts and cash payments related to loans held for sale. If material, please revise to present cash receipts and cash payment; related to loans held for sale as an operating activity on the Consolidated Statement of Cash Flows.

Per AICPA Audit and Accounting Guide, Depository and Lending Institutions, section 10.33, “Per paragraph 9 of FASB Statement No. 102, Statement of Cash Flows-Exemption of Certain Enterprises and Classification of Cash Flows From Certain Securities Acquired for Resale, net cash flows from purchases, originations, and sales of loans held for sale should be classified as operating cash flows.”

For fiscal years ended September 30, 2005 and 2004, the net cash flows from purchases, originations, and sales of loans held for sale that should have been classified as operating cash flows were approximately $19,000 and $34,000. These amounts were included in the net increase in loans receivable on Farnsworth’s cash flow statements. This presentation is not in accordance with FASB Statement No. 102, however due to the amounts not being material to the financial statement presentation, a reclassification is not required.

PART II

EXHIBITS 5.1. 8.1 and 8.2

3. The legal and tax opinions filed as exhibits 5.1, 8.1 and 8.2 contain the following qualification on reliance: “[1:]his opinion is being delivered to the Board of Directors solely for the purpose of being included as an exhibit to the Registration Statement. It may not be relied upon or utilized for any other purpose.” Please omit the language or specifically state that shareholders voting on the reorganization and acquisition may rely on the opinions.

The legal and tax opinions have been revised as requested to omit the language indicating that the opinions may not be relied upon or utilized for any purpose other than inclusion as an exhibit to the Registration Statement.

4. It appears that the Consulting and Non-Competition Agreements with Mr. Pelahaty and Mr. Alessi described on page 70 with total payouts of $630,000 have not been filed as exhibits to the filing. Please file or advise.

The referenced agreements have been filed as exhibits as requested.

Dilworth Paxson LLP	Page 6
October 6, 2006
To: William Friar

Thank you for your consideration of these matters. If you have any questions regarding any of the responses or any of the materials in the filing, please do not hesitate to contact the undersigned at 215-575-7277 or Marci Donnelly at 215-575-7276.

Very truly yours,

/s/ Graham R. Laub
Graham R. Laub

grl

cc:	Jessica Livingston, Esq. Robert H. King, Sterling Bank J. Roger Williams, Esq. Marci K. Donnelly, Esq.